Writer’s Direct Number:	(425) 313-8203
Fax:	(425) 313-6593

February 9, 2007

BY TELECOPIER AND COURIER

Michael Moran

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Costco Wholesale Corp. — Form 10-K for the Fiscal Year Ended September 3, 2006, filed November 17, 2006, and Form 10-Q for the Fiscal Quarter Ended November 26, 2006, filed December 22, 2006 — File No. 0-20355

Dear Mr. Moran:

In response to your letter of January 26, please see the text below, which corresponds to the numbered paragraphs in your letter.1

Form 10-K for the Fiscal Year Ended September 3, 2006

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

2.	You disclose that net sales increased 13.7% during fiscal 2006, or $7.1 billion and provide several business reasons for the overall change such as new store openings and the additional week of sales in 2006. However, except for gasoline, you do not provide any quantification of the impact of the other business reasons by disclosing the specific dollar amounts attributable to each of the other reasons so that

[1]	We advised Mr. Milwood Hobbs on February 1 that we would be responding by February 9 rather than by the deadline requested in the letter.

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

February 9, 2007

investors can better understand what factors caused most of the $7.1 billion change during 2006. Please revise your disclosure to include the amount of each significant change in line items between periods and relate it to the business reasons for it. In circumstances where there is more than one business reason for the change during the fiscal year such as in 2006, please quantify the incremental impact of each individual business reason discussed. Please also carefully review each expense category being analyzed and revise your discussion of changes in expenses to address this comment. Refer to Item 303(a)(3) of Regulation S-K.

Response: This provision of Regulation S-K provides: “To the extent that the financial statements disclose material increases in net sales . . . , provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increase in the volume or amount of goods or services being sold or to the introduction of new products or services.” While we believe that our prior disclosures satisfied this standard, a revised disclosure concerning the discussion of sales is included below. Please note also that page 4 in Item 1 contained detail concerning the percentage of net sales accounted for by major categories for three fiscal years, enabling investors to see whether there has been any change in the mix of goods sold. We have not specifically quantified the impacts of average ring and traffic counts because the methods of calculation are not sufficiently determinate to support such detail (due to the disparate places within the warehouse that may ring up sales by a member during a single visit). We have reviewed expense categories, as requested, and do not believe that additional disclosure is required. Current disclosures concerning expense levels contain detail in many cases down to the single basis point level.

Proposed disclosure:

Net Sales

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Net sales	$58,963,180	$51,879,070	$47,148,627
Net sales increase	13.7%	10.0%	13.1%
Increase in comparable warehouse sales	8%	7%	10%
Warehouse openings (net of relocations)	25	16	20

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

February 9, 2007

2006 vs. 2005

Net sales increased to $58.96 billion in fiscal 2006, from $51.88 billion in fiscal 2005. The 13.7% increase was primarily due to: 8% comparable warehouse sales growth (6.5% excluding gasoline and 7.2% excluding effects from stronger foreign currencies); 3.7% from the opening of 25 net new warehouses (28 opened, 3 closed due to relocations); and 2% from an additional week in fiscal 2006 as compared to the prior year. Most of the comparable sales growth derived from increased amounts spent by members visiting our warehouses; increases in frequency of shopping contributed slightly. Comparable sales growth was slightly offset by cannibalization (established warehouses losing sales to our newly opened locations).

Changes in prices of merchandise, with the exception of gasoline, did not materially affect the sales increase. Gasoline sales contributed approximately 235 basis points to total sales growth in fiscal 2006, with 70% related to the increase in gasoline sales prices.

Net Sales

3.	You disclose that the increase of 8% comparable sales was a major contributor to your growth in net sales. Further, your disclosure throughout the filing appears to indicate that your increase in gasoline sales was a significant contributor to the overall increase in net sales for fiscal 2006. In this regard, and given the wide fluctuations in gasoline prices during recent years, please tell us if consideration has been given to presenting a second calculation of the change in comparable warehouse sales that excludes gasoline sales. By presenting a second calculation of comparable warehouse sales without gasoline sales investors should be able to better understand this very important key retail statistic. Refer to Item 303(a)(3)(iii) of Regulations S-K.

Response: This comment is addressed in the proposed disclosure provided above.

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

February 9, 2007

Critical Accounting Policies, page 27

General

4.	We note your disclosure in Form 10-Q filed on December 22, 2006 in Management’s Discussion and Analysis on page 18 that certain annual payroll related expenses relating to warehouse and central operating costs have been estimated for the entire fiscal year and allocated evenly over 13 periods. Please explain to us more clearly the nature of the cost being estimated, provide us support for the impact of this process on quarterly results, and the reason why you do not disclose the process of estimating these amounts as a critical accounting policy.

Response: In the first fiscal quarter of 2007, as disclosed in the Form 10-Q, we revised the method of allocating among quarters certain payroll-related expenses. The primary components of this change were payroll taxes and the Company’s discretionary 401(k) match. Our fiscal year ends in August whereas certain payroll-related expenses are incurred (and reset annually) based on the calendar year. For example, our discretionary 401(k) employer match is calculated based on the employee’s calendar year earnings. Since there is a ceiling on the match, many employees “max-out” on the match in the first half of the calendar year.

Our prior method allocated these costs over our fiscal year by estimating, again using the 401(k) example, our expected total discretionary employer match as a percentage of our total payroll for the fiscal year, and then charging each period a pro-rata amount based on the payroll expense for that period. Under our new method, the charge recorded each period is based on the amount incurred to date.

As shown in the following table, the difference between our prior method and our revised method is relatively small in each quarter and there is no difference on an annual basis. However, in our first quarter, the impact improved our reported EPS by $.01. In the interest of transparency, we decided to disclose the change.

The impact of this change on fiscal 2006 is as follows:

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

February 9, 2007

Fiscal 2006
Component	Q1 Variance	Q2 Variance	Q3 Variance	Q4 Variance	Total Variance
401(k)	$6,179	$(5,244)	$(4,780)	$3,845	$—
Payroll Taxes	1,797	(3,119)	(5,785)	7,107	—
Other	1,122	4,976	(4,472)	(1,626)	—

Total	$9,098	$(3,387)	$(15,037)	$9,326	$—

The Company did not consider this item to be one of its critical accounting policies, because the total annual expense ultimately recognized each fiscal year is unaffected by this treatment.

Item 9A-Controls and Procedures

Disclosure Controls and Procedures, page 32

5.	We note that you state that your disclosure controls and procedures are effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. If you choose to include the definition of disclosure controls and procedures, please include the entire definition. In this regard, in future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Response: Future disclosures will be revised accordingly.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Vendor Rebates and Allowances, page 46

Marketing and Promotional Expenses, page 51

6.	We note from your disclosure that you receive certain vendor allowances and credits in connection with the sale and promotion of certain vendor products. Please

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

February 9, 2007

tell us if any of the amounts received from vendors relate to any cooperative advertising, marketing or promotional programs that vendors participate in with you. In this regard, please tell us and disclose the amount of cooperative advertising reimbursements that may be netted against gross advertising expense. In addition, we believe you should also include in your revised footnote disclosure the following additional information:

•	the number of vendors and the length of time of the agreements;

•	the terms (length of time) and conditions of the agreements;

•	whether or not management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;

•

if management cannot represent that they will continue to incur similar levels of advertising expenditures in the absence of these vendor agreements, please discuss in management’s discussion and analysis that reductions in the current level of advertising expenditures may adversely affect revenues; and

•	the dollar amount of the excess reimbursements, if any, over costs incurred that are recorded as a reduction of cost of sales.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs.

Response: Certain amounts received from vendors do relate to marketing and promotional programs. For example, promotional programs include endcaps, product demonstrations and coupon mailings, which are often funded entirely by vendors. These amounts are generally credited to cost of sales at the time the merchandise is sold in accordance with EITF 02-16. The Company does not, however, generally engage in cooperative advertising. The Company is quite unlike other retailers in that we are not paying third-party print, broadcast or internet media to advertise our products or services. The Company does publish and circulate to certain Costco members, free of charge, the Costco Connection (a monthly lifestyle magazine), an annual cookbook, and limited other publications. We receive funds from the vendors that choose to advertise in these publications, generally as dictated by a rate card or

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

February 9, 2007

similar mechanism and not based on an agreement that the vendor will bear a specific percentage of expense incurred. In accordance with EITF 02-16, because the vendor funds reimburse specific, identifiable and incremental costs incurred by the Company to sell the vendors products, we account for the receipt of a portion of the funds received from vendors as a reduction of our costs associated with these publications. Funds received in excess of these costs are classified as a reduction of cost of sales over the time period the merchandise advertised is sold. Excess funds related to our publishing activities are approximately .09 basis points of total consolidated cost of sales, which we deemed immaterial and not requiring disclosure.

Goodwill, page 48

7.	Please disclose when you perform your annual test of goodwill for impairment. See paragraph 26 of SFAS 142.

Response: The Company reviews previously reported goodwill for impairment in the fourth quarter of each fiscal year, or more frequently if circumstances dictate. Future disclosures will be revised accordingly.

Revenue Recognition, page 50

8.	You disclose that for certain merchandise sales you evaluate the criteria outlined in EITF 99-19 in determining whether it is appropriate to record the gross amount of the merchandise sales and related costs or the net amount earned as commissions. Please clarify for us and revise your disclosure to identify the types of merchandise sales as opposed to services rendered which require this type of evaluation and the amount of commissions classified in net sales for all periods presented.

Response: The following types of merchandise may, depending upon the particular facts and circumstances, require accounting on a net basis: event tickets (such as movie theatres and theme parks); gift certificates (for restaurants, resorts, and merchandise) and pre-paid phone cards.

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

February 9, 2007

The net commissions earned on items not meeting the criteria for gross treatment in fiscal 2006 were less than 0.2 basis points of total consolidated sales, which we deemed immaterial and not requiring disclosure.

Note 10 – Commitments and Contingencies, page 70

9.	We note your disclosure of the matters in which you are a defendant. In future filings, please expand your disclosure to provide an estimate of the possible loss or range of loss or clearly state that an estimate can not be made. See SFAS 5, paragraph 10.

Response: Future disclosures will be revised accordingly.

Note 11 – Staff Accounting Bulletin No. 108, page 71

10.	We note your adoption of SAB 108 and your disclosure on page 72 of the net after-tax effect of the adjustment on reported net income representing a total adjustment of $116 million. In connection with our review of this information, please provide us by year the amount of the before-tax effect of the adjustment by year, including the separate before-tax and after-tax amounts for each year within the period 1996 through 2001.

Response: See below.

	Incremental Expense (000’s)
Fiscal Year	Net Book Expense	Tax Deduction	Net
Fiscal 1996	$12	$4	$8
Fiscal 1997	$1,540	$510	$1,030
Fiscal 1998	$7,769	$2,641	$5,128
Fiscal 1999	$28,752	$9,665	$19,087
Fiscal 2000	$49,521	$16,397	$33,124
Fiscal 2001	$34,973	$11,540	$23,432
Fiscal 2002	$22,016	$7,144	$14,872
Fiscal 2003	$13,386	$4,294	$9,092
Fiscal 2004	$9,572	$3,142	$6,430
Fiscal 2005	$5,853	$1,900	$3,954

Total	$173,394	$57,237	$116,157

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

February 9, 2007

Form 10 – Q for the Fiscal Quarter Ended November 26, 2006

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 8. Subsequent Event, page 15

11.	We note your estimate of an additional $70 million pre-tax charge relating to your review of stock option grants, in addition to the $116 million adjustment to retained earnings disclosed in Note 11 of Form 10-K for the year ended September 3, 2006. Please explain to us the nature of the charge. If this charge will reflect additional unrecorded compensation expense related to prior periods, please state that fact. In addition, please explain why you did not consider an estimate of this charge along with your other adjustments. Please also provide us the before-tax amount of the adjustment by year for the $70 million. Tell us your estimate of the amount of the charge that would relate to employees outside the United States.

Response: As a result of the previously disclosed special committee inquiry concerning stock options, certain employees potentially became subject to adverse tax consequences. For our U.S. taxpayer-employees, this potential liability arose under section 409A of the Internal Revenue Code. In late November 2006, the Treasury Department issued guidance under this law that clarified in part permissible approaches to avoid penalties and other negative consequences. Prior to that time, available information did not permit the Company to evaluate the section 409A-related issues with any certainty. Based on the November guidance, the Company decided in December to increase exercise prices for impacted options: (1) for those exercised in calendar 2006, employees paid the Company in cash the amount of the increased exercise price, and in January 2007 the Company paid these sums back to the employees; and (2) for those that remained outstanding at year-end, the Company repriced the options in 2006 and paid employees the aggregate amount of the increased prices in 2007, with the Company to realize higher proceeds on exercises as they occur. Our Canadian taxpayer-employees could experience adverse tax consequences if it is determined that they received options at less than fair market value (rendering inapplicable Canadian tax law that permits exclusion from tax of 50% of gains on

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

February 9, 2007

option exercises). We are currently working with the tax authorities in Canada to seek a mutually acceptable treatment for this issue in Canada.

The $70 million estimated charge previously disclosed was based on projections concerning: (1) reimbursement payments to U.S. taxpayer-employees for higher exercise prices (approximately $     million); (2) reimbursement payments to Canadian taxpayer-employees for higher exercise prices for unexercised options; and (3) payments in respect of Canadian employee tax liabilities for historical exercises (with items 2 and 3 aggregating approximately $     million).

We are currently working with our external auditors to further determine the appropriate accounting treatment for these transactions. While it will result in additional compensation expense, the Company and its independent auditors believe that the expense relates to the current period and not prior periods because any obligation associated with these charges arose only in December 2006, when the Company determined to pursue steps to avoid or minimize employee tax liabilities.

The Company did not make provision for this charge in the fourth quarter of FY2006 because at the time insufficient guidance was available under section 409A to gauge potential liabilities under that section, the issue concerning Canada was not identified until early December 2006, and the Company had made no decision as to whether to take steps to avoid or minimize employee tax liabilities.

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

February 9, 2007

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

12.	We note your disclosure that during the first quarter of fiscal 2007 you changed your method of allocating certain payroll-related expenses. You also state that historically certain costs were estimated for the entire fiscal year and then recognized over 13 periods. Please tell us the nature of the certain payroll expenses and costs that had been estimated for the entire year. Provide us with a more comprehensive description of your process of estimating annual warehouse and central operating costs and your basis for recognizing the costs over 13 periods instead of when they were actually incurred. In addition, please explain your new approach for aligning these expenses with the period in which they are actually incurred. Tell us the dollar impact this new approach had on your results of operations for the quarter ended November 26, 2006.

Response: See response to number 4.

As you requested, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or further comments.

Sincerely,

/s/ Richard Galanti
Executive Vice President and Chief Financial Officer